Exhibit 99.1

NEWS RELEASE

NORTH AMERICAN ENERGY PARTNERS ANNOUNCES FISCAL
YEAR 2012 AND FOURTH QUARTER RESULTS

Calgary, Alberta, June 6, 2012 - North American Energy Partners Inc. (“NAEP” or “the Company”) (TSX: NOA) (NYSE: NOA) today announced results for the year and for the three months ended March 31, 2012.

The Company has prepared its consolidated financial statements in accordance with accounting principles generally accepted in the United States (US GAAP).  Except where otherwise specifically indicated, all dollar amounts are expressed in Canadian dollars.

Highlights of the Year Ended March 31, 2012

•	NAEP was awarded a five-year master services agreement with an indicative value of $500 million, covering civil construction and mining services for Suncor Energy Inc. (Suncor).

•	The Company was awarded a number of major construction projects with combined contract values of approximately $324 million:

o	two contracts covering both the shear key foundation and the mechanically stabilized earth (MSE) wall for Syncrude Canada Limited’s (Syncrude) mine relocation project,

o	the initial earthworks contract for the Joslyn North Mine Project,

o	two site development contracts at the PetroChina Dover SAGD project and

o	an above-ground industrial construction contract for the Mt. Milligan Copper/Gold Mine in Northern British Columbia.

•
The Company reached final agreement with Canadian Natural Resources Limited (Canadian Natural) on amendments to the long-term overburden removal and mining services contract (the “Canadian Natural contract”) resulting in:

o	a $38.4 million payment in recognition of past costs,

o	$47.0 million in net proceeds from the accelerated sale of certain contract-related assets to Canadian Natural and

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o	an amended target-price contract structure, which includes both a minimum margin and a mechanism for NAEP to earn additional margin by achieving mutually agreed upon productivity and safety targets.

•	The Company achieved record consolidated revenues of $1 billion.

•
The Piling segment achieved a 75.6% increase in revenue and a 149.3% increase in segment profit over the prior year, reflecting improving commercial and industrial construction market demand and favourable winter weather conditions.

Consolidated Financial Highlights

(1)  For a definition of Consolidated EBITDA and reconciliation to net income, see “Non-GAAP Financial Measures” and “Consolidated EBITDA”, below.

“The 2012 fiscal year brought significant weather and operating challenges that hampered our profitability.  However, it also brought important achievements that have laid the foundation for improved performance going forward,” said Rod Ruston, NAEP’s President and CEO.

“One of the highlights of the year was successfully concluding our contract negotiations with Canadian Natural.  The changes in the amended contract have significantly strengthened our financial position and turned a cash negative contract into a cash positive contract going forward. The amended contract also provides a minimum margin to negate any possibility of the contract losing money in the future.  Coupled with the restart of Canadian Natural’s operations after the fire in 2011, this provides an opportunity for additional EBITDA that was not available to our Heavy Construction and Mining segment last year.  Other highlights of the year included winning a number of major new contracts, including our first contract at the Joslyn North Mine where we are working for Total.”

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Consolidated revenue for the year ended March 31, 2012 was $1,006.5 million, $148.5 million or 17.3% higher than fiscal 2011, despite seven months of suspended operations at Canadian Natural’s Horizon mine, as this customer recovered from a plant fire.  Excluding activity related to the Canadian Natural contract, consolidated revenue was $921.2 million in fiscal 2012, $234.6 million or 34.2% higher than fiscal 2011.  For the three months ended March 31, 2012, consolidated revenue was $282.5 million, an increase of $108.0 million or 61.9% over the same period last year.  Excluding activity related to the Canadian Natural contract, revenue was $252.0 million, an increase of $86.4 million or 52.2% over the same period a year ago.

Project development activity increased, supported by higher levels of heavy and light civil construction in the oil sands and by increased activity in the Piling and Pipeline segments.  Recurring services revenues increased on a full-year basis, supported by new oil sands contracts but declined in the fourth quarter as a result of unseasonably warm winter temperatures that delayed muskeg removal and reclamation activities and unexpected work stoppages at two major oil sands sites.

Gross profit for the year ended March 31, 2012 was $60.9 million compared to $58.1 million in the prior year and was $0.9 million for the three months ended March 31, 2012 compared to a gross loss of $17.4 million a year ago.  Excluding activity under the Canadian Natural contract, the Company recorded a gross profit of $57.7 million for the current year and a gross loss of $2.3 million in the fourth quarter, compared to a gross profit of $89.4 million and $22.1 million in the respective prior year periods.  Margins in the three months and year ended March 31, 2012 were below expectations.

“While our Piling division achieved very strong performance, a high volume of Pipeline revenue at negative margin offset these gains.  Margins in our Heavy Construction and Mining segment were also weaker than expected, particularly in the fourth quarter when we geared up for a large slate of work that was subsequently delayed,” said Mr. Ruston.

For the year ended March 31, 2012, NAEP recorded a net loss of $21.2 million (basic and diluted loss per share of $0.58), compared to a net loss of $34.7 million (basic and diluted loss per share of $0.96) for the year ended March 31, 2011.  For the three months ended March 31, 2012, NAEP recorded a net loss of $16.9 million (basic and diluted loss per share of $0.47), compared to a net loss of $30.5 million (basic and diluted loss per share of $0.84) during the same period last year.

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“While fiscal 2012 proved to be a difficult year, we believe the major challenges are now behind us,” added Mr. Ruston, “Going forward, our amended contract with Canadian Natural provides more stable margins on a large volume of work, while also enabling us to significantly improve our cash position and reduce our leased equipment fleet through an accelerated equipment buyout agreement.  Our Pipeline segment has shifted its focus to lower-risk, maintenance work.  Together with continued strong performance from our Piling division and improving demand across all parts of our business, we are anticipating stronger performance in fiscal 2013.”

Amendment to Credit Agreement

On March 27, 2012, the Company’s lender syndicate approved an amendment to NAEP’s credit agreement.  The amendment extends the maturity date of the credit agreement by six months to October 31, 2013 and provides relief from the agreement’s Consolidated EBITDA-related covenants by temporarily amending them.  The amendment also extends the term of a temporary increase to the Company’s revolving credit facility to June 30, 2012.

Subsequent Event: NAEP appoints Martin Ferron as Chief Executive Officer

On May 28, 2012, NAEP announced that Rod Ruston will be stepping down after seven years as the Company’s President and CEO.  He will be returning to his native Australia to take up a new business opportunity.  Mr. Ruston will be replaced by Martin Ferron with the change being effective at the close of business on June 7, 2012.

As Director, President and CEO of Helix Energy Solutions Inc. (NYSE: HLX), an international energy services company, Mr. Ferron successfully refocused the company on improved project execution, asset utilization and profit performance.  He also transformed Helix through a combination of measured organic growth, acquisitions and divestures.  Prior to joining Helix, Mr. Ferron worked in successively more senior management positions with oil services and construction companies including McDermott Marine Construction, Oceaneering International and Comex Group.  He holds a B.Sc. in Civil Engineering from City University, London, a M.Sc. in Marine Technology from Strathclyde University, Glasgow, and an MBA from Aberdeen University.

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Segment Results

Heavy Construction and Mining

For the year ended March 31, 2012, the Heavy Construction and Mining segment reported revenue of $670.7 million, a $3.7 million increase from the same period last year.  An otherwise strong start to the current fiscal year was interrupted by wildfires in the Fort McMurray area, which necessitated the evacuation of all personnel from Shell’s site for two weeks and from Canadian Natural’s Horizon site for three weeks.  Subsequent to the wildfire and evacuation at the Horizon mine, NAEP’s work at this site was suspended until January 2, 2012.

Excluding activity from the Canadian Natural contract, segment revenue increased 18.1% to $585.4 million for the year ended March 31, 2012, from $495.6 million during the prior year.  This improvement reflects increased activity at Suncor and Syncrude, as well as the start-up of mine construction activity at the Joslyn North Mine Project.

For the three months ended March 31, 2012, revenue increased to $181.1 million, a $34.6 million improvement from the same period last year.  This increase reflects improved project development revenue with the addition of heavy civil construction volumes at the Joslyn North Mine Project and light industrial construction activity at the Mt. Milligan Copper/Gold Project.  These gains were partially offset by the reduction in recurring services revenue.  While demand for reclamation, overburden removal and site services increased under new contracts with Suncor and Syncrude, these gains were offset by lower mine services demand at Shell, unexpected work stoppages at two major oil sands sites and a slowdown in muskeg removal and reclamation activity caused by the unusually warm winter.

For the year ended March 31, 2012, Heavy Construction and Mining segment margin was 12.9% of revenue, compared to 7.6% during the year ended March 31, 2011.  Excluding revenue and profit from the Canadian Natural overburden removal contract, segment margin would have been 14.2% for the year ended March 31, 2012, compared to 16.5% for the year ended March 31, 2011.

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For the three months ended March 31, 2012, Heavy Construction and Mining segment margin was 12.9% compared to negative 9.6% during the same period last year.  Excluding the impact of the Canadian Natural contract from both periods, Heavy Construction and Mining segment profit for the three months ended March 31, 2012 would have been $20.2 million or 13.4% of revenue, compared to $25.4 million or 18.5% in the same period last year.

Excluding the impact of the Canadian Natural contract, the year-over-year change in segment margin reflects continued pricing pressure due to the current oversupply of equipment capacity in the market, together with project start-up delays and unexpected work stoppages.  Margins were further affected by the negative effect of unseasonably warm weather on muskeg removal and reclamation productivity in the fourth quarter.  These impacts were partially offset by strong margins on an increased volume of heavy civil construction projects.

Piling

For the year ended March 31, 2012, Piling segment revenue increased to $185.3 million, $79.8 million higher than in the year ended March 31, 2011.  This improvement reflects the continued recovery of commercial and industrial construction markets and the resulting increase in activity across all regions.  Fiscal 2012 revenue also includes $35.8 million from a full year’s operation of the acquired Cyntech business, compared to a $7.3 million contribution during five months of operation in fiscal 2011.

For the three months ended March 31, 2012, the Piling segment achieved revenue of $52.9 million, an increase of $30.7 million compared to the same period last year.  Strong market demand was a key factor in this increase, together with the warm winter weather conditions, which allowed for the completion of late-starting projects.

For the year ended March 31, 2012, Piling segment profit margin increased to 24.8% of revenue, compared to 17.5% for the year ended March 31, 2011.  The significant improvement reflects increased volumes, improved pricing and above-average performance on a number of large piling jobs completed during the period.  It also reflects an $8.8 million profit contribution from Cyntech, compared to $0.9 million during the year ended March 31, 2011.

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For the three months ended March 31, 2012, Piling segment margin increased significantly to 25.4%, from 8.8% during the same period last year.  Strong volumes across all regions and exceptional productivity during the unseasonably warm winter months contributed to the positive results.  Segment margins for the prior-year period were negatively impacted by project start-up delays resulting from an abnormally long and cold winter in Alberta and Saskatchewan, as well as by a margin reduction on a larger lump-sum contract.

Pipeline

For the year ended March 31, 2012, the Pipeline segment reported revenues of $150.5 million, a $65.1 million increase over the year ended March 31, 2011.  The stronger revenue primarily reflects the execution of two large-diameter pipeline projects in Northeast British Columbia and Northern Alberta.  It also reflects the start-up of pipeline maintenance activity under a new cost-reimbursable contract covering integrity dig programs in Saskatchewan and Manitoba.  For the three months ended March 31, 2012, revenue increased to $48.5 million, a $42.7 million improvement reflecting activity on the large-diameter pipeline projects.

The Pipeline segment recorded a loss of $11.3 million in fiscal 2012 and a loss of $9.4 million for the three months ended March 31, 2012.  The segment losses reflect cost escalation on materials and site overhead costs related to the two current-year pipeline projects, as well as increases in the estimated cost to complete spring clean-up and warranty work on the two prior-year projects in Northern British Columbia.  Partially offsetting the segment losses were strong margins on the new pipeline maintenance contract and a recovery of costs related to a project undertaken in fiscal 2010.

The Pipeline segment currently has unsigned change orders for projects completed in 2010, 2011 and 2012.  These change orders relate to unfavorable weather, beyond the risk assumed in the contracts, changes in construction methodology, changes in environmental compliance requirements and significant changes to project scope.  Consistent with the Company’s normal method of accounting for claims, $21.2 million of claims revenue has been recognized only to the extent of costs incurred at March 31, 2012 until such time as the outstanding claims are resolved.  The Pipeline segment management team is actively working with its customers to expedite the execution of these unsigned change orders.

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Outlook

The Company anticipates steady activity levels and improved profitability throughout fiscal 2013.

In NAEP’s recurring services business, near-term demand for certain mine support services could continue to be impacted by insourcing, project delays and project deferrals as producers focus on cost control.  However demand for reclamation and tailings services, combined with mine expansion projects and the resumption of overburden removal activity at Canadian Natural following last year’s seven-month shutdown, should help to offset these impacts.  At Suncor, NAEP expects to maintain volumes with a variety of projects under its five-year master services agreement, while at Syncrude, the Company plans to ramp up production on the construction of the shear key foundation as part of the first phase of the mine relocation project at Syncrude’s Base Mine.  As this project nears completion this summer, NAEP is scheduled to transition into the second phase of the relocation, with construction of the MSE wall.

At Canadian Natural’s Horizon site, NAEP expects to operate continuously throughout the year after having reached final agreement on the amendment to the long-term overburden removal and mining services contract.  The amended contract includes a revised payment structure that carries less risk than the unit-rate structure it replaces.  It also ensures a base margin on all work performed with the opportunity to enhance margins by meeting mutually agreed-upon performance targets.  Exxon’s Kearl project is expected to begin production in 2012 and create additional bidding opportunities for mine support services.

On the project development side of the business, the Company expects to continue executing initial earthworks at the Joslyn North Mine Project.  Suncor has also announced 2012 capital spending plans for initial site development at Fort Hills and NAEP intends to pursue opportunities for work on this site as they arise.  NAEP’s industrial construction work at the Mt. Milligan Copper/Gold Project in Northern British Columbia is expected to continue through to the end of the year.  In addition, NAEP was recently awarded a site development contract at PetroChina’s Dover SAGD project and the Company intends to pursue site development opportunities on other SAGD projects.

The outlook for NAEP’s Piling business remains positive with strong industry fundamentals and a large project backlog supporting the expectation of continued strong performance from this segment in fiscal 2013.

The Company does not anticipate a significant contribution from the Pipeline division in fiscal 2013 as a result of its decision to downsize the segment and reduce risk.  The division is expecting to continue executing a pipeline integrity dig program under the multi-year cost-reimbursable contract with a major Canadian pipeline company.  The division also intends to pursue small oil sands projects and will consider opportunities to construct mid-to-large inch diameter pipelines on a cost-reimbursable or time-and-materials basis.  In anticipation of constrained contractor supply, NAEP believes opportunities may arise to negotiate low-risk cost-reimbursable or time-and-materials contracts, which if successful, could eliminate the risks posed by lump-sum contracts.

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Overall, NAEP has a healthy backlog of work heading into the next fiscal year.  The Company has addressed the losses in the Pipeline division and resolved the Canadian Natural contract issue with a positive outcome that has provided benefits for both parties.  With a continued focus on performance, efficiency and risk management, the Company expects to improve profitability and to continue to strengthen its balance sheet in fiscal 2013.

Conference Call and Webcast

Management will hold a conference call and webcast to discuss the fourth-quarter and full fiscal-year financial results tomorrow, Thursday, June 7, 2012 at 9:00 am Eastern time.

The call can be accessed by dialing:

Toll free: 1-877-407-9210 or International: 1-201-689-8049

A replay will be available through July 6, 2012 by dialing:

Toll Free: 1-877-660-6853 or International: 1-201-612-7415 (Account: 286 Conference ID: 395350).

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Non-GAAP Financial Measures

This release contains non-GAAP financial measures.  These measures do not have standardized meanings under US GAAP and are therefore unlikely to be comparable to similar measures used by other companies.  The non-GAAP financial measure disclosed by the Company in this release is Consolidated EBITDA (as defined within the Credit Agreement).  The Company provides a reconciliation of Consolidated EBITDA to net income reported in accordance with US GAAP below.  Investors and readers are encouraged to review the reconciliation of this non-GAAP financial measure to reported net income.

Consolidated EBITDA

Consolidated EBITDA is a measure defined by the Company’s Credit Agreement.  This measure is defined as EBITDA (which is calculated as net income before interest, income taxes, depreciation and amortization) excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, non-cash stock-based compensation expense, gain or loss on disposal of property, plant and equipment the impairment of goodwill, the amendment related to the Canadian Natural overburden removal contract and certain other non-cash items included in the calculation of net income.  The Credit Agreement requires the Company to maintain a minimum interest coverage ratio and a maximum senior leverage ratio, which are calculated using Consolidated EBITDA.  Non-compliance with these financial covenants could result in the Company being required to immediately repay all amounts outstanding under its credit facility.  Consolidated EBITDA should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flows as a measure of liquidity.  Consolidated EBITDA has important limitations as an analytical tool and should not be considered in isolation or as a substitute for analysis of the Company’s results as reported under US GAAP.  For example, Consolidated EBITDA:

•	does not reflect cash expenditures or requirements for capital expenditures or capital commitments;

•	does not reflect changes in cash requirements for working capital needs;

•	does not reflect the interest expense or the cash requirements necessary to service interest or principal payments on debt;

•	excludes tax payments that represent a reduction in cash available to the Company; and

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•	does not reflect any cash requirements for assets being depreciated and amortized that may have to be replaced in the future.

Consolidated EBITDA also excludes unrealized foreign exchange gains and losses and realized and unrealized gains and losses on derivative financial instruments, which, in the case of unrealized losses, may ultimately result in a liability that will need to be paid and in the case of realized losses, represents an actual use of cash during the period.

A reconciliation of net (loss) income to Consolidated EBITDA is as follows:

Forward-Looking Information

This release contains forward-looking information that is based on expectations and estimates as of the date of this release.  Forward-looking information is subject to known and unknown risks and other factors that may cause future actions, conditions or events to differ materially from the anticipated actions, conditions or events expressed or implied by such forward-looking information.  Forward-looking information does not relate strictly to historical or current facts and can be identified by the use of the future tense or other forward-looking words such as "believe", "expect", "anticipate", "intend", "plan", "estimate", "should", "may", "could", "would", "target", "objective", "projection", "forecast", "continue", "strategy", "position" or the negative of those terms or other variations of them or comparable terminology.

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Examples of such forward-looking information in this release include but are not limited to, the following: that changes in the amended contract with Canadian Natural are expected to negate any possibility of the contract losing money in the future and generate improved performance going forward; that the amended contract with Canadian Natural is expected to provide more stable margins on a large volume of work; that strong performance in the Piling division and improving demand across all parts of the business is expected to continue; that the Company expects improved profitability and steady activity levels and revenues throughout fiscal 2013; that near-term demand for certain mine support services could continue to be impacted by insourcing, project delays and project deferrals as producers focus on cost control; that higher reclamation and overburden volumes, mine expansion projects and an increased focus on tailings management are expected to offset a possible reduction in mine support activity;  that NAEP expects to maintain volumes with a variety of projects under its five-year master services agreement at Suncor; that the Company plans to ramp up production on the construction of the shear key foundation and transition into the second phase of the relocation with construction of the MSE wall; that NAEP expects to operate continuously throughout the year after at Canadian Natural; that the Company expects to earn a base margin on all work performed for Canadian Natural; that Exxon’s Kearl project is expected to begin production in 2012 and create additional bidding opportunities for mine support services; that the Company intends to continue executing initial earthworks at the Joslyn North Mine Project; that the Company does not expect a significant contribution from the Pipeline division in fiscal 2013; that the Pipeline business expects to continue executing a pipeline integrity dig program under the multi-year cost-reimbursable contract with its customer; that the Pipeline division intends to pursue small oil sands projects and consider opportunities to construct mid-to-large inch diameter pipelines on a cost-reimbursable or time-and-materials basis; that opportunities may arise to negotiate low-risk cost-reimbursable or time-and-materials contracts, which if successful, could eliminate the risks posed by lump-sum contracts; and that Company expects to improve profitability and continue to strengthen its balance sheet in fiscal 2013.

There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those expected or estimated in such statements.  Accordingly, readers should not place undue reliance on forward-looking information. Each of the forward-looking statements in this news release is subject to significant risks and uncertainties and is based on a number of assumptions which may prove to be incorrect. The material factors or assumptions used to develop the above forward-looking statements and the risks and uncertainties that could cause actual results to differ materially from the information presented in the above are discussed in NAEP’s Management Discussion & Analysis for the three months and year ended March 31, 2012. While management anticipates that subsequent events and developments may cause its views to change, the Company does not intend to update this forward-looking information, except as required by applicable securities laws. This forward-looking information represents management’s views as of the date of this document and such information should not be relied upon as representing their views as of any date subsequent to the date of this document.

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For more complete information about NAEP, you should read the disclosure documents filed with the SEC and the CSA. You may obtain these documents for free by visiting the SEC website at www.sec.gov or SEDAR on the CSA website at www.sedar.com.

About the Company

North American Energy Partners Inc. (www.naepi.ca) is one of the largest providers of heavy construction, mining, piling and pipeline services in Western Canada.  For more than 50 years, NAEP has provided services to large oil, natural gas and resource companies, with a principal focus on the Canadian oil sands. NAEP maintains one of the largest independently owned equipment fleets in the region.

For further information, please contact:	Kevin Rowand
Investor Relations
North American Energy Partners Inc.
Phone: (780) 969-5528
Fax: (780) 969-5599
Email: krowand@nacg.ca